                    GOLENBOCK EISEMAN ASSOR BELL & PESKOE LLP
                               437 MADISON AVENUE
                             NEW YORK, NY 10022-7302
                                 (212) 907-7300





                                January 28, 2005



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention: Jeffrey Riedler, Assistant Director
           Anne Nguyen, Esq.

Re:        Phibro Animal Health Corporation
           Registration Statement on Form S-4
           File No. 333-122063, filed January 14, 2005
           -------------------------------------------


Dear Mr. Riedler:

     Pursuant to your request in your letter of comment dated January 26, 2005, enclosed is a supplemental letter from Phibro Animal Health Corporation with respect to the above referenced filing.

     Please contact me (212-907-7370) or Richard Kaplan of this firm (212-907-7376) with any questions or comments relating to the Registration Statement or the Exchange Offer.

                                                            Very truly yours,


                                                            /s/ Lawrence M. Bell



cc:   Phibro Animal Health Corporation
      Philipp Brothers Netherlands III B.V.
      Richard Kaplan, Esq.